
10013119

1-A/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A / AMENDMENT # 2


Received SEC
AUG 02 2010
Washington, DC 20549

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ABL FILM AND ENTERTAINMENT CORPORATION

AN ILLINOIS CORPORATION

Principal Executive Office:
875 North Michigan Ave suite 3100
Chicago, ILLINOIS 60611
(1-312 656 - -0030)

Agent for Service of Process:
Arron Lee
875 North Michigan Ave suite 3100
Chicago, ILLINOIS 60611
(1-312 656 - 0030)

Copy:

Mary C. Fahey

Attorney at Law

952 W. Dickens Avenue

Chicago, ILL 60614

773 327-7700 fax 773 327-7720

Industry No SIC: 7819 IRS Employer ID 90 – 053 4855

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Investing in the common stock of a small business involves a high degree of risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. See: "Risk Factors" beginning on page 14 for a discussion of the risk factors that management believes present the most substantial risks to you.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this offering is truthful or complete. Any representation to the contrary is a criminal offense. Approval by state securities regulators is required before these securities may be sold.

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PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

List the full names and business and residential addresses, as applicable, for the following persons:

ITEM 1.Significant Parties

(a) Directors:

Arron Lee President
875 North Michigan Avenue suite 3100
Chicago, ILLINOIS 60611

(b) Officers:

Same listed above

(c) General Partners:

The are no general partners of the Issuer

(d) Record owners of 5 percent or more of any class of the issuer's equity securities are the following:

Arron Lee 20 Million shares of common stock no par value

For consideration herein as founder, Organizer, Executive Producer ,President and CEO of ABL Film and Entertainment Corp

(e) Beneficial Owners of 5 percent or more of any class of the issuer's equity securities:

There are no other beneficial owners of record of 5% or more other then those listed in 5(a)(3)

(f) Promoter of the Issuer:

There is no promoter of the Issuer

(g) Affiliates of the Issuer:

There are no affiliates of the Issuer

(h) Underwriters; Underwriters directors; Underwriters officers; (l) Underwriters general partners; (m) Counsel to the underwriter

There are no underwriters with respect to this offering

(i) not applicable

(j) not applicable

(k) not applicable

(l) not applicable

(m) not applicable

ITEM 2 Application of Rule 262

State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in Item 1 are subject to any Disqualifications provisions set forth in Rule 262.

(a) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3 Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

None of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4 Jurisdictions in Which Securities Are to be Offer

List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

(a) There are no jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

(b) These securities are being offered and sold throughout United

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States of America by ABL Film and Entertainment Corporation and all other available methods subsequent to the completion of this offering including Market Makers and Broker Dealers. To date we have not entered into such agreement.

ITEM 5 Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

1. Name of the issue; ABL Film and Entertainment Corporation

2. The title and amount of securities issued; Pre-Incorporation common shares in the total about of 10,50,000 shares; Ten Thousand fifty shares

3. The aggregate offering price or other consideration for which they were issued and the basis for computing the amount thereof;

   5,050.00 five thousand fifty common shares for consideration of 350.00 three hundred and fifty dollars

   5,000.00 five thousand common shares for consideration of 300.00 three hundred dollars

4. The names and identities of the persons to whom the securities were issued;

   Delores Buates friend of the founder of ABL Film and Entertainment Corp
   Anita Lee none wife of the founder of ABL Film and Entertainment Corp

Restated to reflect canceled shares see notes to financials F/S

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The shares were issued pursuant to pre-organization shares. The state regulation relied upon for the issuance: ILLINOIS Securities Law of 1959 Section 4 Exempt Transaction Pre-organization subscriptions

ITEM 6. Other present or proposed offering.

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering

The issuer, which has no affiliates, is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7 Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those
to limit or restrict the sale of other securities of the same class as those

To be offered for the period of distribution

Not Applicable

(2) To stabilize the market for any of the securities to be offered;

There are no arrangements to stabilize the market for any of the securities to be offered

(3) For with-holding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no commissions or underwriters or dealers responsible for the distribution.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

There are no underwriters that intend to confirm sales to any accounts over which it exercises discretionary authority
There are no commissions or underwriters or dealers responsible for the distribution.

ITEM 8 Relationship with Issuer of Experts Names in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

The financial statement expresses an unqualified opinion.

ITEM 9 *Use of a* Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospect

Prior to the filing of this notification there were no solicitation or publication as authorized By rule 254 was used.

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form S 1, 17 CFR 239.11, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* * * * * * * * * * * * * * * * * * * *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVER PAGE

ABL FILM AND ENTERTAINMENT CORPORATION
(Exact name of Company as set forth in Charter)

Type of securities offered:	COMMON STOCK
Maximum number of securities offered:	$5,000,000,000
Minimum number of securities offered:	$1,000,000,000
Price per security:	$1.00
Total proceeds: if maximum sold: $5,000,000,000 If minimum sold:	$1,000,000,000

Is a commissioned selling agent selling the securities in this offering? [ ] Yes { X] No

If yes, what percent is commission of price to public? ______________________%

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. This Company:

[x] Has never conducted operations.
[x] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate) ______________

This offering has been registered for offer and sale in the following state: ILLINOIS

TABLE OF CONTENTS

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THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **92 pages.**

THE COMPANY

Exact corporate name: **ABL Film and Entertainment Corporation**

State and date Illinois January 12, 2010

Street address of principal office: 875 N Michigan Avenue
Suite 3100 Chicago, Illinois 60611

Company Telephone Number: 312 656 - 0030

Fiscal year: December 31, 2011

Person(s) to contact at Company ARRON LEE

Telephone Number (if different from above): 312 656 - 0030

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DESCRIPTION OF BUSINESS

General

ABL Film and Entertainment Corporation is a Development Change Company engaged in the finance, production, distribution and marketing of filmed entertainment products, including theatrical motion pictures, television programs, home video products, and digitally delivered entertainment and media. The Company was founded in 2010 to leverage and exploit emerging opportunities in traditional and digital media and entertainment. Our primary business model centers around the control of entertainment properties that the Company may develop, acquire, produce and/or finance.

Our premier Film Production is a Biographical Film Production based on the life of General Luther Colin Powell. SEE PRESS RELEASE AND TREATMENT PAGE 20 and 21

Development activities are a fundamental building block to our future financial success. The Company will devote significant resources to identifying and developing material's to be produced. The Company will be involved in the funding of motion pictures and other entertainment and media properties, both for its own library and development activities as well as in partnership with outside producers.

Once a project developed and financing is committed, either through internal sources or through licensing and pre-selling the project to the exhibition, television, home entertainment and other markets, the Company will attempt to produce at the lowest possible cost consistent with the quality that it seeks to achieve.

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RISK FACTORS

In addition to risks related specifically to this offering, there are risks related to the movie industry which you should carefully consider. While we have attempted to describe all risks which we can foresee below, please note that businesses are often subject to risks not foreseen or fully appreciated by Management.

In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important. Should the following risks occur, our business, financial condition or results of operations could be adversely affected and you may lose all or part of your investment.

(1) This is a high risk offering.

Because we will spend significant funds with no ability to predict whether the Film will be successful our stockholders will encounter substantial financial risk.

Risks Related to this Offering

(2) We have a limited operating history.

We were incorporated on January 12, 2010 and have not been operating prior to January 12, 2010. There is no assurance that we will ever produce a profit. As a new enterprise, we are likely to be subject to risks our management has not anticipated. We have limited resources and will not be able to continue operating without the proceeds from this offering. It is possible that the proceeds from this offering and our other resources may not be sufficient for us to continue to finance our operations.

(3) We are a development stage company formed in January 12, 2010

Our financial statement has been prepared assuming that we will continue as a going concern. If we raise substantially all of our operating capital through this offering - which means we must sell substantially all shares over a maximum period.

Since there is no certainty that we will raise these funds, there is significant doubt about our ability to continue as a going concern.

(4) Deficits, deficiencies, losses, and obligations.

As of January 12, 2010, we do have stockholders' equity deficit of working capital deficiencies, or losses. ABL FILM AND ENTERTAINMENT CORPORATION have a contractual obligation for reimbursement for the corporate offices at 875 North Michigan

Avenue Suite 3100 for operations at a cost that is billed per usage at the close of the offering. We also anticipate incurring obligations during the period prior to completion of our motion picture.

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(5) The investors in this offering will bear the financial risk. The founder Arron Lee will have contributed an insignificant amount of capital toward **ABL FILM AND ENTERTAINMENT CORPORATION,** investors in our common stock will bear substantially all risk of cash loss if

The founder, who is making the Film and managing the affairs of **ABL FILM AND ENTERTAINMENT CORPORATION,** has spent a nominal amount of cash toward the development. This means that if the Film is unsuccessful and we are therefore unable to generate revenues, investors in our common stock will bear economic risk.

(6) A Development Stage Film Company depends on the services of a key employee's, whose knowledge of film projects would be difficult to replace.
Our success depends substantially upon the experience, ability and continued services of producer's and screenwriter's. Because our success depends on key people, this loss could harm our business, our ability to complete the Film or attract an audience.

(7) We have not retained an independent party to sell the offering and the failure of Arron Lee as officer to sell the offering may result in a shortage of operating funds.
Corporate Officers are offering our shares on a "best-efforts" basis. We have not contacted with an underwriter, placement agent, or other person to purchase or sell all, or a portion of our shares and there is no assurance that we can sell all or any of the shares.



(8)Because there is no market for our stock, you may not be able to sell your shares.
You may never be able to sell your shares and recover any part of your investment, unless we complete a subsequent public offering or we are able to sell the Corporation or the Film for cash.

Because our common stock is not listed or quoted at the present time, you have no way of knowing if an active trading market will develop. Even if our common stock is able to trade, the market price may be volatile which could result in litigation.

(9)Litigation could divert resources and management efforts. In the past, class action litigation has often been brought against an issuer following periods of volatility in the market price of its securities. We could become involved in this type of litigation in the future, which is often costly and would divert both our resources and our management's attention away from

OFFERING
Prospectus

ABL FILM AND
ENTERTAINMENT
CORPORATION



running our core business. Litigation over any matter arising from the conduct of our business could divert resources and management's attention from the production of the film.

(10) The offering price is not based upon objective standards. Because the offering price of our common stock was determined without considering assets, earnings, book value or any other objective standard of value, our share price may not be supported by the market.

The offering price of **$1.00 per share** was determined by the amount of capital projected to make the Film and the requirements imposed by operation of law, without considering assets, earnings, book value or any other objective standard of value. As a result, there may be insufficient information for buyers in the market to determine a fair trading price and our investors may be unable to resell their shares for more than the offering price even if our operating results are eventually positive.

(11) Management controls certain corporate actions.
Because certain of our corporate actions do not require approval from the stockholders, our management will have effective control over certain matters without requiring stockholder approval.

(12) The offering price of our shares is arbitrary.
The offering price of $1.00 per share bears no relationship to established value criteria such as net tangible assets, or a


OFFERING
Prospectus
ABL FILM AND
ENTERTAINMENT
CORPORATION

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multiple of earnings per share and accordingly should not be considered an indication of the actual value of the Corporation.

(13) Our common stock has no fixed dividend or redemption rights. Our common stock provides for voting rights but no fixed dividends. We may not declare dividends, or split the stock, for two years if it would have the effect of reducing the value of the shares below $1.00. You have no assurance that you will receive dividends.

Risks Related to the Movie Industry

(14) Investment in our stock involves a high degree of risk. Investors in **ABL FILM AND ENTERTAINMENT CORPORATION** will face risks inherent in the movie industry. Producing the Film requires that we spend significant funds based entirely on our preliminary evaluation of the Film's commercial potential. It *is* impossible to predict the success of any film before its production starts.

(15) The ability of the Film to generate revenues will depend upon a variety of unpredictable factors, including:

o public taste, which is always subject to change;

o the quantity and popularity of other films and leisure activities available to audiences upon the Film's release;

o the competition for exhibition at movie theatres, through video retailers, on cable television and through other forms of distribution; and

o the fact that not all films are distributed in all media.

Any of these reasons may harm the Film's chance of success and our business may suffer. *See:* "The Motion Picture Industry".

(16) Insurance may be purchased to reduce risks and losses but budget constraints may limit insurance availability.

The Company intends to obtain insurance policies standard in a motion picture production, including general liability insurance, a completion bond, key man insurance, and other production related insurance. However, we may elect to forego the purchase of key man life insurance.

OFFERING
Prospectus

ABL FILM AND
ENTERTAINMENT
CORPORATION



A completion bond is a promise by a third party, which is typically a completion bond company, that a film will be completed and delivered by a particular date. Under the terms of a completion bond, if we require additional funds to complete the Film by the delivery date, the completion bond company will either disburse these funds or cause us to abandon production and repay our expenditures toward the production of the Film. In this event, because we will not have produced the Film, we will not have generated enough revenues to become profitable. In addition, because we will incur expenses associated with this offering.

Should we obtain a completion bond our control of the production, under certain circumstances, might terminate. The terms of a standard completion bond state that the bond company may take control of our production if we do not produce the Film on schedule and within budget, the artistic integrity and commercial viability of the Film may be reduced.

Our failure to complete the Film on schedule or within budget could result in the completion bond company taking over production.

(17) Delay between this offering and film production may increase expenses and delay revenues.
Because there may be a substantial delay between the completion of this offering and the production of the Film.

(18)We cannot predict when production of the Film will begin.
We have no way to predict when we will begin production of the Film. While we intend to begin production of the Film as soon as practical after the closing of this offering, we have no way of predicting when the closing will occur.

In addition, directors, actors, and independent contractors needed to produce the Film often have commitments to more than one movie project. Any actor playing a leading role will need to complete, delay or abandon such potential obligations before production on the Film begins. Therefore we have no way to predict the availability of our principal cast and creative staff.

(19) Commitments by talent and others may cause scheduling problems that will require replacements and may reduce revenues. As is customary in the movie business, the agreements we enter into during pre-production with directors, producers, and independent contractors, are contingent upon our ability to accommodate their availability. In the event that we are unable to accommodate the schedules of any of our key participants, we may decide to produce the Film with replacements who we deem suitable. However, such replacements may reduce our marketing appeal, impact our Film's performance at the box office and adversely affect our revenues.

(20) If our production goes over budget we may be unable to raise additional capital.

If our budget is insufficient to complete the Film and license the distribution rights, we may be forced to raise additional capital. To raise additional equity or convertible debt funding, we will need to obtain approval from our stockholders to amend our certificate of incorporation and increase the number of authorized shares of capital stock. If we do not receive such approval, or if we are otherwise unable to raise additional financing on acceptable terms, we may be unable to complete the Film and license it for distribution

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Colin Powell
A Biographical Film Production
About The Life Of Colin Powell

BUSINESS AND PROPERTIES

DESCRIPTION OF BUSINESS AND PROPERTIES

(a) (b) Production of the Film, Timing of Production, and Use of Resources

Risk for not obtaining Rights and Consent to Film Rights

There are no rights or consent granted to ABL Film and Entertainment Corporation a Development Stage Company in connection with the Biographical Film Production herein.

The First Amendment's grant of free speech includes the right to report on real events and individuals through newspaper articles, television reports, docudramas and films, without getting permission from the subjects. The only bar is that of one's reasonable expectation of privacy which in the case of a public official, particularly, one of the international stature of the subject of the film.

Risk of Litigation

Provided the film steer clear of portraying the subject in a false light, invading privacy disclosing personal information which one reasonably expects to be kept private, or outright defaming him, the right is protected. Sources for the film is attributable form all public and governmental achieves

Arron Lee attended Columbia College in Chicago ILL as a Arts Media Management professional and has work with international acclaim play right, actor and musical artist Oscar Brown Jr and is making his film debut as Colin Powell in this biographical film production.

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ABL Film and Entertainment
Presents
An American Classic

Colin Powell

A Biographical Film Production
About The Life OF General Colin Powell

Premier Theatrical Film Production

ABL Film Entertainment is Releasing Plans for the Biographical Film Production about the Life of Colin Powell. The highlights of the Film Scans the Military and Public service Career of Powell. In 1959 Powell was Advisor to the Vietnam crisis with Two Tours.

During these Two Tours, Powell received numerous Medals of Merit including rescuing his Comrades trapped in a burning helicopter and injuries sustained in a rigged explosion. Powell is recognized as the first African American to serve five U.S. Presidents in the positions of, White House Fellow, Assistant to the Secretary of Defense, Security Advisor, Chairman Joint Chiefs of Staff and Secretary of State.

The Film pays homage to the multi dynamics of this outstanding career and commitment to Public Service, says Arron Lee who is portraying Colin Powell in this Biographical Film Production and is also the Film Executive Producer. This film celebrates this bigger than life hero as well as the American Patriotic Spirit.

We feel confident this production will pay homage well over due to a great man whom we still have among us. Many of our 80's and 90's culture celebrate a lot of negative images that do not reflect the kind of stature and outstanding public services so demonstrated by the life of Colin Powell.

This Film Production hopes to raise the consciousness of a nation through this classical and patriotic story, embedded with great sacrifice and commitment in the life of Colin Powell. This story not only celebrates these virtues of this prominent and remarkable man, but it is a story for which we can hope.

The Production is scheduled to begin this fall with release in the spring of 2010.

The Treatment

What seems an ordinary introduction turns out to be a fateful event that foreshadows tremendous changes about to occur in the life of Colin Luther Powell.

Rooted in New York City Colin Luther Powell use his newly found qualities and drive to succeed as an ROTC officer to focus on a meaningful life during a time of racial upheaval in the nations post civil war era.

It was doing this time that Powell was not doing very well in school and sought participation in the ROTC which would lead him to escape his struggles with the typical peer pressures of urban life. Later Powell finds value in achieving College Education and subsequently enlists in the military.

Colin Powell perseveres as a young officer in the recently integrated army with two tours in Vietnam. This spirals his military career to heights that would bestow on him an American Heritage that would span five U.S. Presidents awarding him with great respect, courage and honor in the face of great sacrifice.

In **1958** commissioned as 2nd Lieutenant and stationed in Fort Devens and met wife Alma Johnson of Birmingham, AL
1969 In Colin Powell and wife Alma are now married with three children and becomes Advisor to the Vietnam Crisis

During this time Powell has Two Tours in Vietnam and receives numerous Medals of Merit including rescuing his Comrades trapped in a burning helicopter and injuries sustained in a rigged explosion.

1972 Powell earned MBA and was awarded a White House Fellowship and was assigned to the office of Management Budget during President Nixon Administration

1973-2000 Upon completion of the Army College Powell was awarded Brigadier General and Commander of the 101st Airborne Division and served as Battalion Commander in the Korean Tour and goes on to serve in five wars till his retirement as Secretary of State

Powell is recognized as the first African American to serve five U.S. Presidents in the positions of, White House Fellowship, Assistant to the Secretary of Defense, Security Advisor, Chairman of Joint Chiefs of Staff and Secretary of State.

Timing of the production of the Film is managed through four production phases. There are four distinct phases before initial release: (1) development; (2) pre-production; (3) principal photography; and (4) post-production.

Development. The development phase is typically initiated by a movie producer working for either a studio or an independent film production company. The producer generally develops an original story or acquires the rights to a novel, a story or an original screenplay. The producer typically finances the acquisition of the rights through advance payment from the revenues of the company. Usually, the producer then finances the writing of a screenplay based on the acquired or developed work. During development, the producer may seek tentative commitments from a director, principal cast members and other creative personnel. The producer then prepares a production schedule and budget. The duration of this stage is difficult to predict.

Pre Production. After a movie has been financed and approved for production, the project enters the pre-production phase. During pre-production, this typically takes three to four months, the producer contracts for additional creative and production personnel, plans shooting schedules, establishes locations, secures any necessary studio facilities or stages, exercises any options to purchase the source material or script (and makes any corresponding additional payments), finalizes the budget, secures various customary insurance policies and otherwise prepares for the start of filming.

Principal Photography. The principal photography phase is when a movie is actually photographed. Principal photography usually takes one to five months, depending on factors such as location, weather, budget, special effects and other requirements of the project. Principal photography for the Film currently is estimated for thirty (30) days.

Post Production. The final phase is post-production. Here a film is edited; the music, dialogue and special effects are finalized; and the dialogue, special effects, music and photography are synchronized. Post-production may require six months.

Completion of the Film will require the-assets of the Company. This offering will provide most, if not all, of the resources of the Company, in the estimated amount of $5,000,000 Upon the completion of this offering the stockholders will have contributed substantially all of the money we intend to use to produce the Film and operate the Company, compared to a nominal cash contribution by our founders.

The Corporation is not expected to be dependent upon a limited number of suppliers for essential services or materials.

(c) The Motion Picture Industry

The motion picture industry in the United States has evolved dramatically over the last 30 years, with the advent of cable television and home video rapidly expanding the market. Movies are currently licensed for international exhibition on pay-television, cable networks, theaters, video retailers and network television.

Moreover, the number of tickets sold at movie theaters in the United States reached a record high of approximately 1.6 billion in 2002, an increase of 39.7% over the past 10 years. The continued growth in ticket sales, as well as other revenue streams such as DVD and video rental and sales, can be attributed in part to the fact that motion pictures are a high quality yet comparatively low cost form of entertainment.

Historically, the major studios financed, produced and distributed the vast majority of American motion pictures. Today, much of the financing and distribution of movies remain in the control of well established movie studios -- the "majors" -- and their affiliated subsidiaries. However, as the majors have become part of large diversified corporations, they have adopted a policy of producing a relatively small number of films each year. This has allowed the establishment of many smaller, independent film production companies, which currently supply many of the motion pictures released.

With the expansion of audience markets, distribution is no longer limited to films with the broadest possible audience appeal. More specific audiences are sought and profitably exploited for science fiction films, horror films•, or specialty films targeted toward specific demographics or gender segments.

The movie industry consists of two principal activities: production and distribution. Production encompasses the development, financing and creation of feature-length motion pictures. Distribution involves the global promotion and marketing of movies in a variety of media, including theatrical, home video and television exhibition.

The majors include the Walt Disney Company, 20th Century Fox, Metro Goldwyn-Mayer, Paramount Pictures, Sony Pictures Entertainment, Universal Studios, Dream works SKG and Warner Brothers. The majors generally have their own production and distribution facilities and are part of diversified corporate groups with a variety of operations in addition to movie production and distribution. The majors finance and distribute most of the highest grossing theatrical movies each year.

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The mini-majors include Miramax Films, New Line Cinema, Artisan Entertainment, Lions Gate Entertainment and Focus Features. The budgets of films financed, acquired or distributed by the mini-majors are usually lower than films distributed by the majors. Miramax, New Line and Focus are owned by the majors, while Artisan and Lions Gate are independent companies.

According to the Motion Picture Association of America (MPAA) in 2002 the average budget for a film released by the majors was approximately $58.8 million. The average budget of a film released by mini-major distributors affiliated with the majors was $34 million. The budgets of the majors have been decreasing in recent years and the budgets of their affiliated subsidiaries have been increasing.

Finally, specialty distributors focus their efforts on producing and distributing lower budgeted films to specialized audiences. Some of these companies are independent of the majors, such as Cowboy Pictures and IFC Films, while some are owned by majors, such as Fox Searchlight and Sony Pictures Classics. While specialty distributors sometimes finance films, they often rely on acquisitions from independent producers for films they distribute. They may acquire these motion pictures before, during or after they are actually produced.

These industry participants account for the majority of films produced and released each year worldwide. According to Kagan World Media, in 2001:

o the majors released 148 feature films in the United States which received a box office average of $42.3 million, resulting in 77% of the total domestic box office;

o mini-major distributors affiliated with the majors, such as Miramax and New Line Cinema, released 95 feature films which received a box office average of $14.4 million per film, resulting in 16.8% of the total domestic box office; and

o all other mini-major and independent distributors released a combined total of 276 feature films which received a box office average of $1.8 million, resulting in 6.2% of the total domestic box office.

Independently Financing and Producing the Film The Corporation believes the Film can successfully compete worldwide because of its appeal to a diverse audience and its relatively inexpensive production costs. We believe its appeal will attract distribution companies who will license the distribution rights for the worldwide exhibition of the Film. The Film is appropriate for release through multiple sources including theatrical exhibition, pay-television, video and DVD rental and sales and exhibition on cable or network television.

By financing and producing the Film outside the studio system, our strategy seeks to:

Eliminate unnecessary costs associated with accepting advance production funding from a studio. Studios typically charge high rates of interest, overhead fees and other miscellaneous expenses to film productions. By eliminating these costs and only seeking to use the studios for distribution, we can significantly reduce the overall costs of the Film and thereby increase the likelihood of achieving revenue in excess of the Film's costs.

- Negotiate a lower distribution fee. By financing the Film independently, we are reducing the risk that would otherwise be taken by a distributor or studio. As a result, we expect that we will be able to negotiate lower distribution fees than would be the case had we used any advance funding from a distributor. For instance, in theatrical exhibition the distribution fee is typically 30% to 40% of the total amount a distributor collects from the exhibitor. To the extent that we are successful in negotiating lower distribution fees, we will receive a larger percentage of gross receipts from each of the different revenue streams associated with the Film's exhibition.

- Exercise greater control over licensing the distribution rights by creating a competitive bidding situation among distributors. Throughout the production process, we will be meeting with various distribution companies in order to educate them about the Film. Based on our meetings and the response that the Film receives, we may seek to negotiate distribution agreements at any time before, during or after the completion of the Film. Our intention is negotiate more favorable terms in our overall distribution deal and increase our potential revenue.

- Reduce or eliminate the hidden costs associated with cross collateralization by a studio or distributor. Often a distributor will charge a producer for costs that are incurred by other films a distributor releases. This procedure, called "cross collateralization", often reduces a film's financial return. By producing the Film independently and negotiating arms-length distribution arrangements, our strategy is to minimize or eliminate these charges.

While we believe that it is advantageous for us to produce the Film independently, there are a number of disadvantages associated with producing a film outside the studio system:

- We have no guarantee of obtaining revenues. Distribution is critical to the movie maximizing the potential revenue associated with exhibition. We cannot guarantee that the movie will receive distribution. If we are unable to obtain distribution we will have no alternate sources of revenue.

We will be dependent on the distributor to market the Film to the public. Even if we succeed in negotiating a distribution agreement, we will have little control over how the distributor releases and markets the Film. A distributor may release the Film in a very limited number of theaters, spend limited resources marketing and promoting the Film, withdraw the Film from theaters too quickly or choose not to release the Film at all.

- Our Film may be insufficiently marketed. We intend to use the proceeds from this offering to finance the Film and therefore we will not depend upon funds from a distributor in order to produce the Film. A distributor may expend more time and resources marketing a film when its own funds are at risk. If a distributor does not sufficiently market our Film, our revenues may be reduced.

- Our revenues will be reduced if a distributor spends more to market the Film than will be justified by our ultimate box office success. It is impossible to predict the Film's ultimate success at the box office. If a distributor anticipates a large return at the box office, it may spend a great deal to market the Film in advance of its release. These marketing costs are usually deducted from returns the distributor pays to the producer.

- We may encounter reduced leverage with distributors. We will be marketing a single film, compared to certain other independent production companies that produce multiple films for sale to distributors. Distribution companies typically offer more favorable financial terms to companies that produce multiple films, because the distributor may thereby be able to obtain additional films to distribute.

- We may be unable to get accurate accounting of monies owed us from a distributor. While we intend to request certain audit rights from our eventual distributor and these rights are customarily granted, distributors are often in a position to account for revenues in a manner that makes it difficult for an audit to determine a producer's actual share of revenues. There are also certain costs associated with audits that are outside of the normal course of our operations. Therefore, there is no assurance that we will be able to get an accurate accounting of revenues owed to the Company or that audits will reveal gains in revenues which outweigh the costs of the audit.

(d) Marketing Strategies

Marketing of a Film is typically done by a film distribution company. We do not intend to market the Film ourselves.

After we produce the film we intend to license the distribution rights for the worldwide exhibition of the Film to an established distribution company. We expect the Film to generate revenues from multiple sources including theatrical exhibition, pay-television, video and DVD rental and sales and exhibition on cable or network television. The Corporation is dependent on exhibitors and other sources for distribution.

Motion Picture Distribution

The principle source of revenue in the motion picture industry is the licensing of a motion picture's distribution rights for exhibition throughout the world. Distribution rights include theatrical, DVD and video rental (i.e. home entertainment), pay per view television, pay cable television and network television.

The business of film distribution consists of negotiating terms with exhibitors (i.e. the movie theater chains), making physical copies of a film, delivering these copies to exhibitors, and advertising and promoting a film to the public. Independent producers, such as **ABL FILM AND ENTERTAINMENT CORPORATION,** generally lack the necessary financial resources, personnel and exhibitor relationships to self distribute a film and therefore enter into negotiated agreements to have their films distributed by established distribution companies.

As we do not plan to distribute the Film ourselves, we will seek distribution with established motion picture distribution companies. As we have discussed, we believe the Film has the proper elements to attract a distributor, a mini-major studio or the specialty arm of a major studio distributor.

Distribution Agreements. A typical distribution agreement grants the distributor the exclusive right to distribute the movie either worldwide or within particular regions from which the distributor is able to retain as a distribution fee a certain pre-negotiated percentage of the revenues generated by the movie. In certain instances a distributor will pay an upfront amount to the producer as an advance payment against future revenues. An independent producer will usually grant North American distribution rights -- covering the United States and Canada -to a single distributor. The producer may grant international distribution rights to the same distributor, or may divide such rights among various international distributors.

Successfully licensing the Film's distribution rights is critical to the commercial success of the Film. However, we cannot guarantee that the Film will receive distribution, or if it does, whether the terms of the distribution agreement will result in proceeds sufficient to cover the costs of the Film.

During the negotiating process, we will consider a number of issues including:

o the distributors' historical track record and expertise in marketing movies of similar size, cast and genre;

o whether the distributor is willing to buy worldwide rights or only a portion of the rights;

o the amount and ability of a distributor to provide us a guaranteed minimum advance against future revenues from the Film;

o the percentage of the Film's revenues that the distributor will retain as a distribution fee from each of the Film's revenue streams including theatrical, pay television, DVD and video rentals and sales and cable or network television and whether the fees will be based on the Film's gross or net revenues in each category

o the distribution company's release strategy, such as a wide release (more than 1,500 screens) or a limited release (less than 500 screens), and the minimum number of screens on which the distributor will guarantee the Film is shown;

- the minimum and maximum amounts the distributor is willing to commit to spending on advertising and making copies of the Film (known as prints) for release;

- whether the distributor's rights will be perpetual or lapse after a certain period of time;

- a distributor's willingness to honor agreements **ABL FILM AND ENTERTAINMENT CORPORATION** may enter into during pre-production, such as a commitment to give the director approval of the final edit of the Film;

- a distributor's reputation for accurate accounting; and

- a distributor's ability and reputation for making timely payments to producers.

We will attempt to balance these considerations and negotiate a distribution arrangement that we believe will best maximize the returns to our stockholders. However, some of these considerations may conflict with each other and we will not be able to predict which strategy will maximize revenues.

Release Windows. A distributor will attempt to generate revenues by exhibiting a film in various channels or media within a specified territory. These various distribution channels, known as release windows, are timed sequentially beginning with a film's initial theatrical release. In addition, the economics and associated distribution fees are different for each release window. Generally, a distributor seeks to release a film in the following window sequence:

- movie theatres;

- non-theatrical venues, such as airline flights and hotels;

- home video;

- pay-per-view;

- pay cable;

- network television; and

- syndicated television.

Domestic and international markets generally follow a similar window sequence.

Release Strategies. Distributors employ different theatrical release strategies depending upon a film's genre, expected box office performance and the general competitive landscape. If a distributor believes a film has mass appeal and significant advance audience interest, they are likely to pursue a wide release strategy in which a film is initially shown on more than 1,500 screens. If a distributor believes public awareness should be built gradually or by word-of-mouth in order to achieve box office success, they may adopt a "limited" or "platform" release strategy. In a platform release, which is often used for specialty movies, a distributor initially exhibits the film on a limited number of screens and later expands to a greater number of screens.

Distribution Revenues. Exhibitors retain a portion of the gross box office receipts generated by a film at a given theater. This portion includes a fixed amount per week to help cover the exhibitor's operating costs plus a percentage of receipts that escalates during a film's exhibition in the theater. These percentages may vary from film percentages from film to film.

For the home video market, the distributor sells video copies of a film in the form of video DVDs to retailers. Retailers then rent these units to consumers. Traditionally, retailers retained all of the rental revenue a film generated.

Television rights include pay-per-view, pay cable, network, syndication and basic cable. The value of television rights is generally based on the success of a film at the box office, as well as a film's cast and genre. Network television rights are typically licensed only in the event of a highly successful theatrical release. Pay-per-view and cable rights may be licensed even in the event of an unsuccessful theatrical release or no theatrical release at all.

Typically, a direct to cable or direct to video release is undesirable unless a film is produced on a very low budget, as these release strategies often return substantially reduced revenues.

A distributor may also license a film for other forms of non-theatrical exhibition such as airlines, ships, military installations, prisons and hotels.

o Over the last decade, the importance of various distribution avenues has changed dramatically. Although revenues from U.S. theatrical distribution have increased in recent years, most overall growth in the industry has come from international distribution, home video and pay television.

A distributor is usually responsible for a film's print and advertising costs within its exclusive territory. These costs are typically recouped by the distributor before a producer is paid revenues that exceed any negotiated cash advance the producer may have received. Distribution agreements will typically specify a minimum and maximum amount of print and advertising costs that the distributor will incur in distributing and promoting a film.

Distribution Fees. Revenues received by independent producers are impacted dramatically by fees that distributors charge for releasing a film in various territories. These fees are negotiated on a film by film basis and vary greatly depending upon a variety of factors, including the market in which a film is being released, the overall demand for a film, and the previous track record of the producers and talent involved.

Timing of return on investment. Most films generate the vast majority of their revenues within two years of initial release and nearly all of their revenues within five years of release. If a film has viable franchise elements, such as potential sequel, merchandising or video game marketability, it may continue to generate significant additional revenues for many years after its initial release. It is impossible to predict the value of these additional revenue streams, and in many specialty movies, such as the Film, these additional revenues may be quite small.

Ancillary Revenues. Music from a film may be licensed for soundtrack releases, for public performances and for sheet music publications. Additional rights may be licensed to merchandisers for the manufacture of products related to a film, such as video games, toys, posters, apparel and other merchandise. Rights may also be licensed for sequels to a film, for television programming based on a film or for related book publications.

Residual Revenues. Regardless of the various distribution licenses a producer obtains to exhibit a film, the actual ownership of a motion picture's copyright often remains with the production company. Copyright protection in a motion picture continues for 95 years from publication or 120 years from creation, whichever is shorter. Ordinarily, a number of individuals contribute authorship to a motion picture, including the writer, director, producer, camera operator, editor and others. These individuals are not always considered the "authors," however, because a motion picture is frequently a "work made for hire." In the case of a work made for hire, the employer, not the individuals who actually created the work, is considered the author for copyright purposes.

Every negotiation for a distribution agreement is governed by certain factors. The first factor is the quality of the movie. If it is obvious that the movie is good, the producer may be in a position of strength and negotiate a favorable agreement. If the movie is mediocre, the producer will have to attract distributors with terms more favorable to them. In some situations, films are not able to find any distribution under any terms.

Distribution rights are typically licensed for a specified number of years, which may range from less than ten years to "in perpetuity". These rights often revert back to the holder of a film's copyright after the specified period of time elapses.

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Although no one can be certain of the value of these residual rights, some older films retain considerable popularity and may be re-licensed for theatrical or television exhibition years after their initial release. In addition, new technologies brought about by the continuing improvements in technology, such as the Internet, occasionally create new exhibition opportunities for licensing by entities that own motion picture copyrights.

Various companies, primarily film distributors and film production companies, acquire and manage long term residual interests in movies through the maintenance of "film libraries". Producers often choose to sell their long term rights or otherwise assign a film's copyrights and trademarks to companies that maintain film libraries. This may be done as part of a comprehensive initial licensing or distribution deal, or a production company may retain these rights to be exploited separately from an initial distribution deal.

If we are unable to negotiate terms of a distribution agreement which are acceptable to us, we may elect to forego theatrical distribution and license the Film directly to pay cable or home video. Since films that forego theatrical distribution typically generate significantly less revenue than those that are released into theaters, this approach would be used as a last resort.

(e) Backlog of written firm orders for products and/or services: None.

(f) Present and anticipated employees: The Company currently plans to retain the services of independent contractors for the majority of creative, technical and support services. The Company may hire a production secretary and other production personnel as necessary. It is probable that many of the creative or technical personnel required will be subject to collective bargaining agreements, such as the Screen Actors Guild or the Directors Guild.

It is customary in the motion picture industry to pay certain personnel a portion of their compensation contingent upon the financial performance of the Film.

Contingent compensation may be issued in the form of cash, common stock, or common stock options. Contingent compensation may be paid to the Company's officers and/or directors, to talent, and/or to co-production companies, and/or to distribution companies as needed to ensure completion of the Film and its distribution. Presently, the Company has no agreements or obligations for the payment of contingent compensation to any person or entity. The Company does not intend to pay contingent compensation in the form of cash from the proceeds of this offering. Cash payment for contingent compensation will not be made unless and until profits are realized.

(g) Principal and Leased Properties The Company anticipates that film production equipment will be leased on an as-needed *basis.*

(h) Intellectual Property and Costs of Research and Development.
The amounts expended by the Company on development during its first fiscal year to date are nominal.

(i) Applicable Governmental Regulation
None of these requirements will have a material affect upon the Company's operations. The movie industry is considered a clean industry in terms of environmental impact.

(j) Subsidiaries
None.

(k) Development Events
There have been no mergers, acquisitions, spin-offs, recapitalizations, stock splits, stock issuances, stock dividends, or other material corporate events since the Corporation commenced operations January 12, 2010. This offering is the only material event.

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4.	PROFITABILITY SCHEDULE	Date
(a) Event Accomplished	**Manner of Occurrence**	
Pre-production completed	Locations secured, talent contracted, production staff contracted, equipment leased	
Principal photography completed	All scenes with talent	
Post Production	Special effects, film and sound editing, titles, ancillary photography	

(b) Effects of Delays

Delays in achieving each of the events within the above time schedule will delay profitability and return of investment. Delays also may impact liquidity if contracted payments for services or equipment must be paid during periods of delay. Best efforts will be used to prevent delays, obtain additional financing to complete the project, and to generate distributor interest prior to completion.

OFFERING PRICE FACTORS

5. NET AFTER-TAX EARNINGS

The Corporation had no net, after-tax earnings in the past fiscal year because it did not commence operations until January 12,2010.

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6. PROFITS

The Corporation had no profits in the last fiscal year because it did not commence operations until January 12, 2010.

7. BOOK VALUE

(a) The Company has no net tangible book value because it has no assets. The Company has no debt or other liabilities as of the date of this Offering Circular and does not intend to incur debts or other financial obligations until closing of this offering.

(b) The Company has Cancel all issued securities during the last 12 months that were soled.

8. INVESTOR PERCENTAGES AND POST-OFFERING VALUE

(a) Investor Percentages

If the maximum is sold: Investors in this offering will have 100% of the outstanding common stock in this offering.
If the minimum is sold: Investors in this offering will have 20% of the outstanding common stock of the Company. There are no options, warrants or rights, or conversion of convertible securities offered in this offering.

(b) If the maximum is sold: $5,000,000.00

9. USE OF PROCEEDS

We believe this amount is consistent with the business plan set forth in this Offering Circular. We estimate that the net proceeds from the sale of 5,000,000.00. shares of our common stock will be 5,000,000.00 less offering costs, based on an estimated offering price of $1.00 per share.

If Minimum Sold
$1,000,000.00
20% of Production Budget

Total Proceeds	$1,000,000
Less: Offering Expenses	
Legal, Accounting	7,000
Copying & Advertising	1,000
Escrow fees	3,000
Road Show & Contingency	4,000
Total Offering Expenses	15,000
[Percentage of Minimum Offering	1.5%]
Net Proceeds from Offering	985,000
[Percentage of Minimum Offering	98.5%]

Use of Net Proceeds	
Corporate Start-up Costs	
Legal, Accounting will need services	4,000
Miscellaneous	1,000
Legal & Accounting	25,000
Copying & Advertising	132,000
Screenplay & Producer Salary	275,000
Pre-Production and Filming	435,000
Post-Production	65,000
Total Use of Net Proceeds	985,000
[Percentage of Minimum Offering	98.5%]

If
Maximum
Sold
$5,000,00
0.00
100%

***Less:* Offering Expenses**		
Legal, Accounting	7,000	
Copying & Advertising	1,000	
Transfer Agent & Escrow fees	3,000	
Road Show & Contingency	4,000	
Total Offering Expenses	15,00	
[Percentage of Maximum Offering	03%	
Net Proceeds from Offering		4,985,000
[Percentage of Maximum Offering	99.7%]	
Use of Net Proceeds		
Corporate Start-up Costs		
Legal & Accounting		60,000
Copying & Advertising		32,000
Screenplay & Producer Salary		500,000
Pre-Production and Filming		2,972,000
Post-Production		651,000
Insurance		174,000
Production Contingency		498,000
Completion Bond Fee	101,000	
Total Use of Net Proceeds	4,987,000	
[Percentage of Maximum Offering	99.7%]	

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10. FUNDING SOURCES, INDEBTEDNESS, ASSETS, & REIMBURSEMENT

(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amount and sources of such other funds, and whether funds are firm or contingent, if contingent explain.

No funds from sources other than this offering will be used for the Company's business. However, if necessary to complete the film, we may obtain other sources of funds from co-production agreements and/or distributor advances.

(b) If any material part of the proceeds is to be used to discharged indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

There is no current or pre-existing indebtedness. No part of the proceeds is to be used to discharge indebtedness. Proceeds may be used to pay indebtedness incurred in the ordinary course of the Company's operations in producing the Film.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of acquisition. If the assets are to be acquired from officers, directors, employees or principle stock holders of the company or their associations, give the names of the persons from whom the assets are to be acquired and set forth the cost to the company, the method followed in determining the cost, and any profit to such persons.

No part of the proceeds will be used to acquire assets other than in the ordinary course of business. Course of business, briefly describe and state the cost of the assets and other material

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stock holder for services already rendered, assets previously transferred or monies loaned or advanced, or otherwise, explain.

No part of this offering is to be used to reimburse any officer, director, stockholder, employee, for any services render.

11. CASH FLOW & LIQUIDITY PROBLEMS

The Company does not have or anticipate having within the next 12 months any cash flow or liquidity problems should the offering fund. We do not currently have an agreement in place with a completion bond company but believe that we can obtain a completion bond on acceptable terms

CASH FLOW REQUIREMENTS

Proceeds from this offering will satisfy the Corporation's cash requirements for the next 12 months assuming sale of the maximum amount offered. If this offering raises less than the maximum amount offered, the Corporation will explore all other sources of additional funding as needed to produce the Film. Such sources may include, but are not limited to, co-production contracts, advance sales of licensing rights.

MARK COPY

13. CAPITALIZATION

		Amount Outstanding	
	As of:	As Adjusted for Offering	
	March 31,2010	Minimum	Maximum
Debt:			
Short term (interest rate)	-0-	-0-	-0-
Long-term (interest rate)	-0-	-0-	-0-
Stockholders equity (deficit)	-0-	-0-	-0-
Preferred stock	-0-	-0-	-0-
Common stock	200,000	$1,200,000	$5,200,000
Additional paid in capital	$1,295.000	$1,295,000	$1,295,000
Retained earnings	$1,503,000	$1,503,000	$1,295,000
Total stockholders equity	(8,000.00)	$992,000.00	100%
Total Capitalization	(8,000.00)	$992,000,00	$4,992,000

Number of preferred shares authorized to be outstanding: **None**

Number of common shares authorized: **500,000,000**

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0-

Number of common shares reserved for contingent compensation and/or consideration for co-production, distribution or other agreements to complete and distribute Film: **0**

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[X] Common stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities

15. These securities have:
Yes No
[] [x]Cumulative voting rights
[} [x]Other special voting rights
[] [x}Preemptive rights to purchase in shares
[ ] [X]Preference as to dividends or interest
[ ] [X}Preference upon liquidation
[ ] [X]Other special rights or preferences

Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders

16. Are the securities convertible? No.

17. (a) The securities are not notes or other types of debt securities.
(b) The securities are not notes or other types of debt securities. The Company does not have debt and is not paying debt service.

18. The securities are not Preference or Preferred stock.

19. The securities are not capital stock of any type.

20. There are no assets currently available for payment of dividends. We do not intend to pay dividends on our common stock in the foreseeable future and plan instead to retain our future earnings. Any future payment of dividends will be made at the discretion of our board of directors and in consideration of then current tax laws and the best interests of the company.

PLAN OF DISTRIBUTION

21. SELLING AGENTS

There are no selling agents for a commission or other compensation in this offering. The issuer intends to sell the offering shares on a best effort basis.

22. COMPENSATION TO SELLING AGENTS OR FINDERS

There is no compensation to selling agents or finders.

23. RELATIONSHIP BETWEEN SELLING AGENTS AND COMPANY

Because there are no selling agents or finders for compensation, there is no relationship between selling agents' and/or finders and the Company or its management. The issuer will sell the offering without compensation.

MANAGEMENT IS MAKING THE OFFERING This offering is being made through Company management: **Arron Lee**

24. OFFERING LIMITATIONS

This offering is not limited to a specific group within the jurisdictions in which it is being made and it is not limited to a specific number of investors.

25. ESCROW

Chase Bank will act as Escrow agent per escrow instructions until

The minimum is obtain or return of investors funds

27. RESALE RESTRICTIONS ON OUTSTANDING SHARES

There are presently 20 Million Shares outstanding.

The Company has the right of first refusal to repurchase the common stock in this offering at book value as to all shareholders. Shareholders have no right to redeem these shares from the Company for cash and have no pre-emptive rights.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. The Company has not paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY,

29. Chief Executive Officer Title:

Chief Executive Officer, President and CEO

30. Chief Operating Officer: NONE

Chief Financial Officer.

31. Other Key Personnel

Arron Lee, Age 51 years is founder Director and President ABL Film and Entertainment Corp

Arron Lee is a 30 year legal professional and

a Arts, Entertainment and Media professional

a 30 year Ministry Pastor and founder of ISP TV a Faith Based Internet TV network

Arron Lee attended Chicago Columbia College,

Roosevelt University and various theological

Seminaries

Resides 1011 North Clark Street

Chicago, ILLINOIS

Father of 6 boys and three daughters, two Grandsons

Corporate Offices

875 North Michigan Av st3100

Chicago, ILL 60611

32. DIRECTORS OF THE COMPANY

33. Number of Directors:1

There are no directors pending share holdings election

34. There are no outside or other Directors.

(b) There is no likelihood of claims by prior employers for conversion or theft of proprietary information related to this project.

There are no key personnel who are not employees.

(d) The Company will consider obtaining key man life insurance for Arron Lee once the offering has closed.

36. BANKRUPTCIES

No petiis tions under the Bankruptcy Act or State insolvency law against the Company, it Officers, Directors or key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

MARK COPY

PRINCIPAL STOCKHOLDERS

37. Principal owners who own directly or indirectly 10% or more of the common and preferred stock presently outstanding.

Currently Arron Lee is the Principle Stock Holder of 20% of the outstanding shares of 20 Million Shares.

38. Number of shares beneficially owned by Officers and Directors as a group: 20 Million Shares owned by Arron Lee

Arron Lee Before offering: 20 Million shares 20 % of total ownership

After offering: a) Assuming minimum securities sold: compelete
B) Assuming maximum securities sold: 100%

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MANAGEMENT RELATIONSHIPS, TRANSACTIONS, AND REMUNERATION

39. NONE

(b) The Corporation has not made loans to or is doing business with any of its Officers, Directors, key personnel or 10% **stockholders or any of their relatives.**

(c) There is no bank debt or other obligations guaranteed or co-signed by any of the Company's Officers, Directors, key personnel or 10% stockholders.

40. REMUNERATION BY THE COMPANY TO OFFICERS, DIRECTORS OR OTHERS

(a) There has been no remuneration by the Company to Officers, Directors or key personnel for the last fiscal year.

(b) There has been no remuneration by the Company to Officers, Directors or key personnel for the last fiscal year.

Industry Compensation Arrangements. Most of the creative and production personnel that work on a movie are short-term employees or "for hire" contractors who are compensated for their services at a predetermined rate. However, it is also customary in the motion picture industry to pay contingent compensation over and above these fees to certain key employees and contractors. Customary contingent compensation arrangements in the industry include:

o fixed deferrals;

o residual payments; and

o gross or net profit participations.

Fixed Deferrals. Key creative personnel, including the director, producer, writer and actors, often negotiate fixed deferral payments of flat fees tied to a film's financial returns. We have not granted any fixed deferrals and have no plans to do so.

Residual Payments. The principal collective bargaining organizations for personnel within the movie industry are: the Directors Guild of America, or DGA; the Writer's Guild of America, or WGA; the Screen Actors Guild, or SAG; the American Federation of Musicians, or AFM; the International Alliance of the Screen Actors Guild, or SAG; and the Theatrical Stage Employees, or IATSE. When a movie producer involves members of these organizations in a film, they are required to comply with certain residual payment obligations. These obligations are set forth in agreements between these organizations and the AMPTP (which represents the major studios) and provide that a percentage of a film's gross revenues in certain markets must be paid to these organizations for the benefit of their members.

We may be required to accrue and pay standard residual payments based on the collective bargaining agreements associated with our creative team. These residual payments are based upon gross revenues in certain markets and may therefore, depending upon our distribution arrangements, reduce our revenues in various markets and release windows. It is difficult to predict the specific impact on our overall returns as we have no way of predicting which release windows and which markets will achieve what relative levels of revenues, nor can we predict whether our arrangements with distributors might provide for flat fees or advance payments which would reduce or eliminate the impact of these residual obligations.

Profit Participations. The last form of contingent compensation is a "profit participation", which entitles the recipient to additional compensation based on the financial performance of a particular motion picture. Granting profit participation to certain key creative personnel is common for both larger studio films as well as smaller independent films. For independent movies, such as the Film, this form of contingent compensation may be critical to attract quality creative personnel who work for less upfront compensation than they otherwise might receive on a larger, more costly movie. By paying this contingent compensation, producers are able to attract these high quality creative personnel while simultaneously reducing the upfront costs.

Profit participations are typically "gross" or "net". Gross profit participation, granted in extremely rare cases where the importance of the actor or director is critical, is calculated based on gross revenues before any costs (such as, distribution fees, financing costs and other corporate costs) are deducted. Net profit participation is far more common, and is the arrangement we will use to pay contingent compensation, if not providing an award of stock. Net profit participation is calculated based on net revenues after deducting certain costs of a film, including distribution fees, financing costs and general corporate expenses. Thus, gross profit participation receives a percentage of the first dollar received by a film before any costs are deducted, while net profit participation receives a percentage of revenue remaining after certain costs are deducted.

We do not intend to grant or pay gross profit participation to anyone. We will, however, pay net profit participation to our key creative personnel as necessary. This participation will reduce our distributable cash (if any) upon the dissolution.

It is typical in motion picture production to provide investors and other financiers negotiated 'soft' considerations as a condition of investment. These considerations usually include some sort of screen credit and access to special events, such as a premiere. We intend to pursue such considerations on behalf of our stockholders.

41. TOTAL SHARES OUTSTANDING AFTER COMPLETION OF THE OFFERING

(a) The corporation intends to reserve 51% of the ownership in the form of common stock.

Should additional stock issuance be necessary to obtain necessary funds to complete the project, investors in this offering will have the right to maintain their collective ownership of 49% through purchase of additional shares at par value. Investors will be informed of the percent needed to maintain their collective 49% ownership.

(b) There are no common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants.

(c) No approval by shareholders is required for future stock purchase agreements, stock options, warrants or rights.

(d) 42. KEY PERSONNEL

The business is highly dependent upon Arron Lee as producer to assure that he will remain with the Company and which prohibits competition by him upon any termination.

43. LITIGATION

There have been no past litigation or administrative action, and there is no pending or threatened litigation or administrative action involving the Company, or the Company's Officers, Directors or other key personnel which has had or may have a material effect upon the Company's business, financial condition or operations.

44. FEDERAL TAX ASPECTS

The Company is not an S corporation. Because the Company has not conducted operations and does not have a prior fiscal year, the Company has no neither past nor pending tax obligations. The investor is urged to consult their personal tax consultant to determine how this investment would affect their tax situation.

A typical film project generates the vast majority of its revenues within two years of its initial release and nearly all of its revenues within five years of release

Liquidation of Assets. If we decide to dissolve, we anticipate having both tangible and intangible assets. Our tangible assets will consist of the Film's, net proceeds, if any. Our intangible assets will consist of:

o any present or future rights to license the Film for distribution that we have retained or that will eventually revert back to us; and

o any present or future residual rights we have retained to license or assign the Film's copyrights and trademarks for use in connection with sequels, adaptations, novelizations, merchandising and other ancillary projects.

The first step in dissolving the Company will be to sell these intangible assets to a company that maintains a film library or is otherwise in the business of acquiring or managing residual interests in movies. We may sell our in--*tangible assets for cash, stock in the acquiring company, or some combination of the two.

Revenue Recognition. In accordance with industry practice and generally accepted accounting principles, we intend to recognize revenues from the theatrical distribution of the Film on the dates of exhibition. We intend to recognize revenues from home video/DVD distribution, pay television and pay-per-view markets during the period the Film is available for retail sale.

Expense Recognition. In accordance with industry practice and generally accepted accounting principles, we intend to initially capitalize the production costs of the Film.

We expect that the Film will generate the majority of its revenues within two years of its initial release, after exhibition in theatrical, home video/DVD, pay years of its initial release, after exhibition in theatrical, home video/DVD, pay television and pay-per-view markets. Therefore, a majority of its production costs will have been amortized.

The commercial potential of the Film is impossible to predict. Therefore, it is impossible to predict the Company's income or losses with any accuracy. We therefore intend to regularly review and revise our revenue projections, which may result in a change of either the rate at which we amortize our production costs, or a write-down of the Film as an asset.

The Film is more likely to report losses, particularly in the year of its release, by using this method of accounting for production costs. This is because, if we estimate that our revenues will ultimately fall short of our projections, we will immediately recognize substantial losses through increased amortization. However, if the Film is a success, profits will be recognized over our estimate of the Film's entire revenue stream. This may result in significant fluctuations in reported income or loss, particularly on a quarterly basis, depending on our ability to generate revenues throughout the various distribution channels.

If we are unable to complete production of the Film, no sale of assets will be required before dissolution. Our assets would consist of any funds we receive under the terms of a completion bond agreement, and any remaining proceeds from this offering.

Tax Consequences of a Liquidating Distribution. If we dissolve and completely liquidate the company we intend to organize our liquidating distribution:

(1) as a tax free return of capital to our stockholders; and then
(2) as taxable capital gains paid from our earning and profits.

Any liquidating distributions you receive are not taxable until you have recovered the basis of your stock. After the basis has been reduced to zero, you must report the liquidating distribution as a capital gain. Whether you report the gain as a Long term or short-term capital gain depends on how long you have held the stock.

If the total liquidating distribution you receive is less than the basis of your stock you may have a capital loss. You can report a capital loss after receiving a final liquidating distribution.

Changes in tax laws may impact our decision as to whether we liquidate the Company or distribute our profits to stockholders through alternate mechanisms, such as dividends. We intend to make this decision based upon our consideration of then current tax laws. Regardless of our decision, our strategy will be to return capital to our stockholders while minimizing the tax. Liability.

MISCELLANOUS FACTORS

45. (a) Forward Looking Statements. This offering statement contains forward-looking statements. These statements relate to future events or future financial performance. Their accuracy is dependent on known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressly or implicitly predicted by the forward-looking statements. These risks and other factors include those listed under "Risk Factors". In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

(b) Strategy to Gain Audience Acceptance of our Film.
We intend to assemble a creative team, screenplay, special effects, and cast that we believe has the potential for commercial succe

F/S

FINANCIAL STATEMENTS

46. The Company began operations January 12, 2010. It has no debts and no income to date. *See:* Balance Sheet.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. The Company has no losses from operations.

48. The Company does not anticipate changes in the movie industry that might have a significant impact upon the Company's results of operations within the next 12 months. However, the confidentiality of revenue data from DVD sales and rentals may change, allowing the industry to obtain such figures. In that event, we will have reliable data upon which to base our expectations in negotiating distribution.

49. The Company has had no sales in the last fiscal year.

50. There were no foreign sales in the last fiscal year

F/S

ABL Film and Entertainment Corp
(A Development Stage Company)
Financial Statements
As of March 31, 2010,
And for the period from
January 12, 2010 (inception) though March 31, 2010

ABL Film and Entertainment Corp
(A Development Stage Company)
Balance Sheet
March 31, 2010

TOTAL ASSETS	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accrued expenses	$8,000
TOTAL LIABILITIES	**$8,000**
Commitments and Contingencies (Note 4)	
Common Stock, $.01 par value	
500,000,000 shares authorized, 20,010,050 shares issued;	200,000
and 20,000,000 outstanding	1,295,000
Additional paid-in capital	
Deficit accumulated during the development stage	(1,503,000)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ -**

See accompanying Notes to Financial Statements.

ABL Film and Entertainment Corp
(A Development Stage Company)
Statement of Operations
For the period from January 12, 2010 (inception) through March 31, 2010

TOTAL REVENUES	**$**	**-**
EXPENSES		
Compensation		1,500,000
General and administrative		$3,000
NET LOSS	**$**	**(1,503,000)**

See accompanying Notes to Financial Statements.

ABL Film and Entertainment Corp
(A Development Stage Company)
Statement Stockholders' Equity
For the period from January 12, 2010 (inception) through March 31, 2010

	Common Stock	Additional Paid-in Capital	Deficit Accumulated in the Development Stage	Total
Balance at January 12, 2010	$ -	-	-	-
Issuance of 10,050 Shares	600	-	-	600
Cancellation of 10,050 Shares	(600)	-	-	(600)
Deferred offering costs	-	(5,000)	-	(5,000)
Shares for compensation	200,000	1,300,000	-	1,500,000
Net loss	-	-	(1,503,000)	(1,503,000)
Balance at March 31, 2010	$ 200,000	1,295,000	(1,503,000)	(8,000)

Equity Shares Issued to Founder:

During 2010, the Company issued 20,000,000 shares of stock to its Founder and Chief Executive Officer as compensation for services performed with a fair value of $1,500,000.

See accompanying Notes to Financial Statements.

ABL Film and Entertainment Corp
(A Development Stage Company)
Statement of Cash Flows
March 31, 2010

CASH FROM OPERATING ACTIVITIES	
Net loss	($203,000)
Adjustments to reconcile net loss	
to cash flows provided by operations:	
Non-cash compensation	$203,000
Increase in accrued liabilities	3,000
Net cash provided by operations	-
CASH FROM FINANCING ACTIVITIES	
Issuance of common shares	650
Cancellation of common shares	(650)
Net cash provided by financing	-
CASH FROM INVESTING ACTIVITIES	-
CHANGE IN CASH	-
CASH AT MARCH 31, 2010	-
Interest paid	-
Taxes paid	-

NON-CASH FINANCING ACTIVITY

Offering costs of $5,000 have been accrued with a charge to additional paid-in capital as an offset to anticipated offering proceeds.

See accompanying Notes to Financial Statements.

ABL Film and Entertainment Corp
(A Development Stage Company)
Notes to Financial Statements
March 31, 2010

NOTE 1: HISTORY OF OPERATIONS

Business Activity.

ABL Film and Entertainment Corp was incorporated on January 12, 2010 in the state of Illinois. ABL Film and Entertainment Corporation is a development stage company engaged in the finance, production, distribution and marketing of filmed entertainment products, including theatrical motion pictures, television programs, home video products, and digitally delivered entertainment and media. The Company was formed to leverage and exploit emerging opportunities in traditional and digital media and entertainment, with a primary usiness model centering around the control of entertainment properties that the Company may develop, acquire, produce and/or finance.

The Company is currently a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Going Concern - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not generated any significant revenue during the period January 12, 2010 (inception) thorough March 31, 2010 and has not yet funded its operations. This matter raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent upon its ability to obtain additional debt or equity financing. Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

Management intends to raise financing through private equity financing or other means and interests that it deems necessary. There can be no assurance that the Company will be successful in its endeavor.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Stock Based Compensation - Shares of the Company's common stock may be issued for services. These issuances are valued at the fair market value of the services provided and the number of shares issued is determined based upon what the price of the common stock is on the date of each respective transaction, or the fair value of services performed, whichever is more representative of the transaction's value.

Deferred Offering Costs – Offering costs of $5,000 have been accrued with a charge to additional paid-in capital as an offset to anticipated offering proceeds.

Fair Value of Financial Instruments - The carrying amounts for the Company's accrued expenses approximates fair value due to the short-term maturity of these instruments.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings (Loss) Per Share - Basic EPS is determined using net income divided by the weighted average shares outstanding during the period.

Estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3: COMMON STOCK TRANSACTIONS

During the period from January 12, 2010 (inception) through March 31, 2010, the Company issued 10,050 common shares for $600 cash. Also during this period, the Company returned the shares to the shareholders and canceled the shares.

On January 12, 2010, the Company issued 20,000,000 shares of stock to its Founder and Chief Executive Officer as compensation for services performed with a fair value of $200,000.

NOTE 4: COMMITMENTS AND CONTINGENCIES

The Company has a monthly commitment of $99 for office rent under a one-month lease that is renewable at the Company's option. The Company intends to renew the lease through 2010.

NOTE 5: SUBSEQUENT EVENTS

In accordance with Accounting Standards Codification Topic No. 855 "Subsequent Events" (ASC 855), the Company has evaluated subsequent events through the time between the end of the reporting period and June 21, 2010, and has found no events that require disclosure or recognition in these financial statements.

SIGNATURES

The issuer has Duly caused this offering Statement to be signed on its behalf by the undersigned, There unto duly authorized, in the city of Chicago, State of ILLINOIS, on July 27, 2010

(issuer) ABL Film and Entertainment Corporation

By (signature and Title) Arron Lee Chief Executive Officer and Chief Financial Officer

This offering statement has been signed by the following person (s) in the capacity and on the dates indicated

Signature 

Arron Lee
President / CFO

Date **July 29, 2010**

Exhibet 1

1(a) ______________________ is
being organized as a close corporation.

FORM **BCA 2.10 (2A)** (rev. Dec. 2003)
ARTICLES OF INCORPORATION
Business Corporation Act (Close Corporation)

Jesse White, Secretary of State
Department of Business Services
Springfield, IL 62756
217-782-9522
www.cyberdriveillinois.com

Remit payment in the form of a cashier's check, certified check, money order or an Illinois attorney's or CPA's check payable to Secretary of State.

SEE NOTE 1 ON REVERSE TO DETERMINE FEES.

TENDERED CHICAGO CORP. DEPARTMENT

JAN 12 2010

ACCEPTANCE AND "FILED" DATE ESTABLISHED ONLY AFTER REVIEW BY SPRINGFIELD OFFICE

Filing Fee: $150 Franchise Tax $________ Total $________ File #________ Approved: ____

—— Submit in duplicate —— Type or Print clearly in black ink —— Do not write above this line ——

1. Corporate Name: ABL FILM AND ENTERTAINMENT CORPORATION
*NOTE: Item 1(a) in the upper left hand corner must also be completed.

Must contain the word "Corporation," "Company," "Incorporated," "Limited" or an abbreviation thereof.

2. Initial Registered Agent:

First Name	Middle Name	Last Name
ARRRON		LEE

Initial Registered Office:

Number	Street		Suite # (P.O. Box alone is unacceptable)
875	NORTH	MICHIGAN AVENUE	SUITE 3100

City	ZIP Code	County
CHICAGO , ILL	60611	COOK

3. Purpose(s) for which the Corporation is organized:
For more space, attach additional sheets of this size.

TO PRODUCE, FINANCE AND DISTRIBUTE MOTION FILM PRODUCTIONS AND ENTERTAINMENT MEDIA

4. **Paragraph 1:** Authorized Shares, Issued Shares and Consideration Received:

Class	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Therefor
COMMON	500000000	25000000	1.00
			$ 1.00

TOTAL = $ 1.00

Paragraph 2: Preferences, qualifications, limitations, restrictions and special or relative rights in respect of the shares of each class:

For more space, attach additional sheets of this size.

5. **OPTIONAL:**
   a. Number of directors constituting the initial board of directors of the Corporation: 1
   b. Names and addresses of persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualify.

Name	Address	City, State, ZIP
ARRON LEE	875 NORTH MICHIGAN AV ST 3100	CHICAGO,ILL 60611

6. **OPTIONAL:**
   a. Estimated value of all property to be owned by the Corporation for the following year wherever located: $ 0.00
   b. Estimated value of the property to be located within the State of Illinois during the following year: $ 0.00
   c. Estimated gross amount of business that will be transacted by the corporation during the following year: $ 0.00
   d. Estimated gross amount of business that will be transacted from places of business in the State of Illinois during the following year: $ 0.00

7. **OPTIONAL: OTHER PROVISIONS**
   Attach a separate sheet of this size for any other provision to be included in the Articles of Incorporation (e.g., authorizing preemptive rights, denying cumulative voting, regulating internal affairs, voting majority requirements, fixing a duration other than perpetual, etc.).

8. **NAME(S) & ADDRESS(ES) OF INCORPORATOR(S)**
   The undersigned incorporator(s) hereby declare(s), under penalties of perjury, that the statements made in the foregoing Articles of Incorporation are true and correct.

Dated JANUARY 12 (Month & Day), 2010 (Year)

	Signature and Name		Address
1.	Arron Lee (Signature)	1.	875 NORTH MICHIGAIN AVENUE (Street)
	ABL FILM AND ENTERTAINMENT CORP (Name (type or print))		CHICAGO (City/Town) ILL (State) 60611 (ZIP Code)
2.	(Signature)	2.	(Street)
	(Name (type or print))		(City/Town) (State) (ZIP Code)
3.	(Signature)	3.	(Street)
	(Name (type or print))		(City/Town) (State) (ZIP Code)

Signatures must be in **BLACK INK** on original document. Carbon copy, photocopy or rubber stamp signatures may only be used on conformed copies. **NOTE: If a Corporation acts as incorporator, the name of the Corporation and the state of incorporation shall be shown and the execution shall be by a duly authorized corporate officer.**

Note 1: Fee Schedule
The initial franchise tax is assessed at the rate of 15/100 of 1 percent ($1.50 per $1,000) on the paid-in capital represented in this State. (Minimum initial franchise tax is $25.)

The filing fee is $150

The minimum total due (franchise tax + filing fee) is $175.

Note 2: Return to:

Firm name

Attention

Mailing Address

City, State, ZIP Code

EXHIBIT NUMBER 2

BYLAWS
OF
ABL FILM and ENTERTAINMENT

ARTICLE I

OFFICES

Section 1.01 Location of Office. The corporation may maintain such offices within or without the State of ILLINOIS as the Board of Directors may from time to time designate or require.

Section 1.02 Principal Office The address of the principal office of the corporation shall be at the address of the registered office of the corporation as so designated in the office of the Secretary of State of the state of ILLINOIS, or at such other address as the Board of Directors shall from time to time determine.

ARTICLE II
SHAREHOLDERS

Section 2.0 Annual Meeting. The annual meeting of the shareholders shall be held in May of each year or at such other time designated by the Board of Directors and as is provided for in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

Section 2.02 Special Meetings. Special meetings of the shareholders may be called at any time by the chairman of the board, the president, or by the Board of Directors, or in their absence or disability, by any vice president, and shall be called by the president or, in his or her absence or disability, by a vice president or by the secretary on the written request of the holders of not more than one-tenth of all the shares entitled to vote at the meeting, such written request to state the purpose or purposes of the meeting and to be delivered to the president, each vice-president, or secretary. In case of failure to call such meeting within 60 days after such request, such shareholder or shareholders may call the same.

Section 2.03 Place of Meetings. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the state of incorporation, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be at the principal office of the corporation.

Section 2.04 Notice of Meetings. The secretary or assistant secretary, if any, shall cause notice of the time, place, and purpose or purposes of all meetings of the shareholders (whether annual or special), to be mailed at least ten (10) days, but not more than fifty (50) days, prior to the meeting, to each shareholder of record entitled to vote.

Section 2.05 Waiver of Notice. Any shareholder may waive notice of any meeting of shareholders (however called or noticed, whether or not called or noticed and whether before, during, or after the meeting), by signing a written waiver of notice or a consent to the holding of such meeting, or an approval of the minutes thereof. Attendance at a meeting, in person or by proxy, shall constitute waiver of all defects of call or notice regardless of whether waiver, consent, or approval is signed or any objections are made. All such waivers, consents, or approvals shall be made a part of the minutes of the meeting.

Section 2.06 Fixing Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any annual meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the share transfer books shall be closed, for the purpose of determining shareholders entitled to notice of or to vote at such meeting, but not for a period exceeding fifty (50) days. If the share transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at such meeting, such books shall be closed for at least ten (10) days immediately preceding such meeting.

In lieu of closing the share transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting or to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof. Failure to comply with this Section shall not affect the validity of any action taken at a meeting of shareholders.

Section 2.07 Voting Lists. The officer or agent of the corporation having charge of the share transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of, and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder during the whole time of the meeting. The original share transfer book shall be prima facia evidence as to the shareholders who are entitled to examine such list or transfer books, or to vote at any meeting of shareholders.

Section 2.08 Quorum. One-half of the total voting power of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If a quorum is present, the affirmative vote of the majority of the voting power represented by shares at the meeting and entitled to vote on the subject shall constitute action by the shareholders, unless the vote of a greater number or voting by classes is required by the laws of the state of incorporation of the corporation or the Articles of Incorporation. If less than one-half of the outstanding voting power is represented at a meeting, a majority of the voting power represented by shares so present may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been
transacted at the meeting as originally noticed.

Section 2.09 Voting of Shares. Each outstanding share of the corporation entitled to vote shall be entitled to one vote on each matter submitted to vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or series of stock are determined and specified as greater or lesser than one vote per share in the manner provided by the Articles of Incorporation.

Section 2.10 Proxies. At each meeting of the shareholders, each shareholder entitled to vote shall be entitled to vote in person or by proxy; provided, however, that the right to vote by proxy shall exist only in case the instrument authorizing such proxy to act shall have been executed in writing by the registered holder or holders of such shares, as the case may be, as shown on the share transfer of the corporation or by his or her or her attorney thereunto duly authorized in writing. Such instrument authorizing a proxy to act shall be delivered at the beginning of such meeting to the secretary of the corporation or to such other officer or person who may, in the absence of the secretary, be acting as secretary of the meeting. In the event that any such instrument shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one be present, that one shall (unless the instrument shall otherwise provide) have all of the powers conferred by the instrument on all persons so designated. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held and the persons whose shares are pledged shall be entitled to vote, unless in the transfer by the pledge or on the books of the corporation he or she shall have expressly empowered the pledgee to vote thereon, in which case the pledgee, or his or her proxy, may represent such shares and vote thereon.

Section 2.11 Written Consent to Action by Shareholders. Any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if one or more consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were entitled to be present and to vote.

ARTICLE III
DIRECTORS

Section 3.01 General Powers. The property, affairs, and business of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all the powers of the corporation whether derived from law or the Articles of Incorporation, except such powers as are by statute, by the Articles of Incorporation or by these Bylaws, vested solely in the shareholders of the corporation.

Section 3.02 Number Term and Qualifications. The Board of Directors shall consist of two to nine persons. Increases or decreases to said number may be made, within the numbers authorized by the Articles of Incorporation, as the Board of Directors shall from time to time determine by amendment to these Bylaws. An increase or a decrease in the number of the members of the Board of Directors may also be made upon amendment to these Bylaws by a majority vote of all of the shareholders, and the number of directors to be so increased or decreased shall be fixed upon a majority vote of all of the shareholders of the corporation. Each director shall hold office until the next annual meeting of shareholders of the corporation and until his or her successor shall have been elected and shall have qualified. Directors need not be residents of the state of incorporation or shareholders of the corporation.

Section 3.03 Classification of Directors. In lieu of electing the entire number of directors annually, the Board of Directors may provide that the directors be divided into either two or three classes, each class to be as nearly equal in number as possible, the term of office of the directors of the first class to expire at the first annual meeting of shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class, if any, to expire at the third annual meeting after their election. At each annual meeting after such classification, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the second succeeding annual meeting, if there be two classes, or until the third succeeding annual meeting, if there be three classes.

Section 3.04 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately following, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide by resolution the time and place, either within or without the state of incorporation, for the holding of additional regular meetings without other notice than such resolution.

Section 3.05 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president, vice president, or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the state of incorporation, as the place for holding any special meeting of the Board of Directors called by them.

Section 3.06 Meetings by Telephone Conference Call. Members of the Board of Directors may participate in a meeting of the Board of Directors or a committee of the Board of Directors by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

Section 3.07 Notice.Notice of any special meeting shall be given at least ten (10) days prior thereto by written notice delivered personally or mailed to each director at his or her regular business address or residence, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 3.08 Quorum. A majority of the number of directors shall constitute a quorum for the transaction of business or any meeting of the Board of Directors, but if less than a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 3.09 Manner of Acting. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, and the individual directors shall have no power as such.

Section 3.10 Vacancies and Newly Created Directorship. If any vacancies shall occur in the Board of Directors by reason of death, resignation or otherwise, or if the number of directors shall be increased, the directors then in office shall continue to act and such vacancies or newly created directorships shall be filled by a vote of the directors then in office, though less than a quorum, in any way approved by the meeting. Any directorship to be filled by reason of removal of one or more directors by the shareholders may be filled by election by the shareholders at the meeting at which the director or directors are removed.

Section 3.11 Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 3.12 Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting, unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered or certified mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 3.13 Resignations. A director may resign at any time by delivering a written resignation to either the president, a vice president, the secretary, or assistant secretary, if any. The resignation shall become effective on its acceptance by the Board of Directors; provided, that if the board has not acted thereon within ten days (10) from the date presented, the resignation shall be deemed accepted.

Section 3.14 Written Consent to Action by Directors. Any action required to be taken at a meeting of the directors of the corporation or any other action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same legal effect as a unanimous vote of all the directors or members of the committee.

Section 3.15 Removal. At a meeting expressly called for that purpose, one or more directors may be removed by a vote of a majority of the shares of outstanding stock of the corporation entitled to vote at an election of directors.

ARTICLE IV
OFFICERS

Section 4.01 Number. The officers of the corporation shall be a president, one or more vice- presidents, as shall be determined by resolution of the Board of Directors, and such other officers, such as a secretary or treasurer, may be appointed by the Board of Directors. The Board of Directors may elect, but shall not be required to elect, a chairman of the board and the Board of Directors may appoint a general manager.

Section 4.02 Election, Term of Office, and Qualifications. The officers shall be chosen by the Board of Directors annually at its annual meeting. In the event of failure to choose officers at an annual meeting of the Board of Directors, officers may be chosen at any regular or special meeting of the Board of Directors. Each such officer (whether chosen at an annual meeting of the Board of Directors to fill a vacancy or otherwise) shall hold his or her office until the next ensuing annual meeting of the Board of Directors and until his orher successor shall have been chosen and qualified, or until his or her death, or until his or her resignation or removal in the manner provided in these Bylaws. Any one person may hold any two or more of such offices, except that the president shall not also be the secretary. No person holding two or more offices shall act in or execute any instrument in the capacity of more than one office. The chairman of the board, if any, shall be and remain a director of the corporation during the term of his or her office. No other officer need be a director.

Section 4.03 Subordinate Officers, Etc. The Board of Directors from time to time may appoint such other officers or agents as it may deem advisable, each of whom shall have such title, hold office for such period, have such authority, and perform such duties as the Board of Directors from time to time may determine. The Board of Directors from time to time may delegate to any officer or agent the power to appoint any such subordinate officer or agents and to prescribe their respective titles, terms of office, authorities, and duties. Subordinate officers need not be shareholders or directors.

Section 4.04 Resignations. Any officer may resign at any time by delivering a written resignation to the Board of Directors, the president, or the secretary. Unless other wise specified therein, such resignation shall take effect on delivery.

Section 4.05 Removal. Any officer may be removed from office at any special meeting of the Board of Directors called for that purpose or at a regular meeting, by vote of a majority of the directors, with or without cause. Any officer or agent appointed in accordance with the provisions of Section 4.03 hereof may also be removed, either with or without cause, by any officer on whom such power of removal shall have been conferred by the Board of Directors.

Section 4.06 Vacancies and Newly Created Offices. If any vacancy shall occur in any office by reason of death, resignation, removal, disqualification, or any other cause, or if a new office shall be created, then such vacancies or newly created offices may be filled by the Board of Directors at a regular or special meeting.

Section 4.07 The Chairman of the Board. The Chairman of the Board, if there be such an officer, shall have the following powers and duties:

(a) He or she shall preside at all shareholders' meetings;

(b) He or she shall preside at all meetings of the Board of Directors; and

(c) He or she shall be a member of the executive committee, if any.

Section 4.08 The President. The president shall have the following powers and duties:

(a) If no general manager has been appointed, he or she shall be the chief executive officer of the corporation, and, subject to the direction of the Board of Directors, shall have general charge of the business, affairs, and property of the corporation and general supervision over its officers, employees, and agents;

(b) If no chairman of the board has been chosen, or if such officer is absent or disabled, he or she shall preside at meetings of the shareholders and Board of Directors;

(c) He or she shall be a member of the executive committee, if any;

(d) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

(e) He or she shall have all power and shall perform all duties normally incident to the office of a president of a corporation, and shall exercise such other powers and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

Section 4.10 The Secretary. The secretary shall have the following powers and duties:

(a) He or she shall keep or cause to be kept a record of all of the proceedings of the meetings of the shareholders and of the Board of Directors in books provided for that purpose;

(b) He or she shall cause all notices to be duly given in accordance with the provisions of these Bylaws and as required by statute;

(c) He or she shall be the custodian of the records and of the seal of the corporation, and shall cause such seal (or a facsimile thereof) to be affixed to all certificates representing shares of the corporation prior to the issuance thereof and to all instruments, the execution of which on behalf of the corporation under its seal shall have been duly authorized in accordance with these Bylaws, and when so affixed, he or she may attest the same;

(d) He or she shall assume responsibility that the books, reports, statements, certificates, and other documents and records required by statute are properly kept and filed;

(e) He or she shall have charge of the share books of the corporation and cause the share transfer books to be kept in such manner as to show at any time the amount of the shares of the corporation of each class issued and outstanding, the manner in which and the time when such stock was paid for, the names alphabetically arranged and the addresses of the holders of record thereof, the number of shares held by each holder and time when each became such holder or record; and he or she shall exhibit at all reasonable times to any director, upon application, the original or duplicate share register. He or she shall cause the share book referred to in Section 6.04 hereof to be kept and exhibited at the principal office of the corporation, or at such other place as the Board of Directors shall determine, in the manner and for the purposes provided in such Section;

(f) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

(g) He or she shall perform in general all duties incident to the office of secretary and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

Section 4.11 The Treasurer. The treasurer shall have the following powers and duties:

(a) He or she shall have charge and supervision over and be responsible for the monies, securities, receipts, and disbursements of the corporation;

(b) He or she shall cause the monies and other valuable effects of the corporation to be deposited in the name and to the credit of the corporation in such banks or trust companies or with such banks or other depositories as shall be selected in accordance with Section 5.03 hereof;

(c) He or she shall cause the monies of the corporation to be disbursed by checks or drafts (signed as provided in Section 5.04 hereof) drawn on the authorized depositories of the corporation, and cause to be taken and preserved property vouchers for all monies disbursed;

(d) He or she shall render to the Board of Directors or the president, whenever requested, a statement of the financial condition of the corporation and of all of this transactions as treasurer, and render a full financial report at the annual meeting of the shareholders, if called upon to do so;

(e) He or she shall cause to be kept correct books of account of all the business and transactions of the corporation and exhibit such books to any director on request during business hours;

(f) He or she shall be empowered from time to time to require from all officers or agents of the corporation reports or statements given such information as he or she may desire with respect to any and all financial transactions of the corporation; and

(g) He or she shall perform in general all duties incident to the office of treasurer and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

Section 4.12 General Manager. The Board of Directors may employ and appoint a general manager who may, or may not, be one of the officers or directors of the corporation. The general manager if any, shall have the following powers and duties;

(a) He or she shall be the chief executive officer of the corporation and, subject to the directions of the Board of Directors, shall have general charge of the business affairs and property of the corporation and general supervision over its officers, employees, and agents;

(b) He or she shall be charged with the exclusive management of the business of the corporation and of all of its dealings, but at all times be subject to the control of the Board of Directors;

(c) Subject to the approval of the Board of Directors or the executive committee, if any, he or she shall employ all employees of the corporation, or delegate such employment to subordinate officers, and shall have authority to discharge any person so employed; and (d) He or she shall make a report to the president and directors as often as required, setting forth the results of the operations under his or her charge, together with suggestions looking toward improvement and betterment of the condition of the corporation, and shall perform such other duties as the Board of Directors may require.

Section 4.13 Salaries. The salaries and other compensation of the officers of the corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate officers or agents appointed in accordance with the provisions of Section 4.03 hereof. No officer shall be prevented from receiving any such salary or compensation by reason of the fact that he or she is also a director of the corporation.

Section 4.14 Surety Bonds. In case the Board of Directors shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his or her duties to the corporation, including responsibility for negligence and for the accounting of all property, monies, or securities of the corporation which may come into his or her hands.

ARTICLE V
EXECUTION OF INSTRUMENTS, BORROWING OF MONEY,
AND DEPOSIT OF CORPORATE FUNDS

Section 5.01 Execution of Instruments. Subject to any limitation contained in the Articles of Incorporation or these Bylaws, the president or any vice president or the general manager, if any, may, in the name and on behalf of the corporation, execute and deliver any contract or other instrument authorized in writing by the Board of Directors. The Board of Directors may, subject to any limitation contained in the Articles of Incorporation or in these Bylaws authorize in writing any officer or agent to execute and deliver any contract or other instrument in the name and on behalf of the corporation; any such authorization may be general or confined to specific instances.

Section 5.02 Loans. No loans or advances shall be contracted on behalf of the corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the corporation shall be mortgaged, pledged, hypothecated, transferred, or conveyed as security for the payment of any loan, advance, indebtedness, or liability of the corporation, unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

Section 5.03 Deposits. All monies of the corporation not otherwise employed shall be deposited from time to time to its credit in such banks and or trust companies or with such bankers or other depositories as the Board of Directors may select, or as from time to time may be selected by any officer or agent authorized to do so by the Board of Directors.

Section 5.04 Checks, Drafts, Etc. All notes, drafts, acceptances, checks, endorsements, and, evidences of indebtedness of the corporation, subject to the provisions of these Bylaws, shall be signed by such officer or officers or such agent or agents of the corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposit to the credit of the corporation in any of its duly authorized depositories shall be in such manner as the Board of Directors from time to time may determine.

Section 5.05 Bonds and Debentures. Every bond or debenture issued by the corporation shall be evidenced by an appropriate instrument which shall be signed by the president or vice president and by the secretary and sealed with the seal of the corporation. The seal may be a facsimile, engraved or printed. where such bond or debenture is authenticated with the manual signature of an authorized officer of the corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the corporation's officers named thereon may be a facsimile. In case any officer who signed, or whose facsimile signature has been used on any such bond or debenture, should cease to be an officer of the corporation for any reason before the same has been delivered by the corporation, such bond or debenture may nevertheless be adopted by the corporation and issued and delivered as through the person who signed it or whose facsimile signature has been used thereon had not ceased to be such officer.

Section 5.06 Sale, Transfer, Etc. of Securities. Sales, transfers, endorsements, and assignments of stocks, bonds, and other securities owned by or standing in the name of the corporation, and the execution and delivery on behalf of the corporation of any and all instruments in writing incident to any such sale, transfer, endorsement, or assignment, shall be effected by the president, or by any vice president, together with the secretary, or by an officer or agent thereunto authorized by the Board of Directors.

Section 5.07 Proxies. Proxies to vote with respect to shares of other corporations owned by or standing in the name of the corporation shall be executed and delivered on behalf of the corporation by the president or any vice president and the secretary or assistant secretary of the corporation, or by any officer or agent there under authorized by the Board of Directors.

ARTICLE VI
CAPITAL SHARES

Section 6.01 Share Certificates. Every holder of shares in the corporation shall be entitled to have a certificate, signed by the president or any vice president, and the secretary or assistant secretary, and sealed with the seal (which may be a facsimile, engraved or printed) of the corporation, certifying the number and kind, class or series of shares owned by him or her in the corporation; provided, however, that where such a certificate is countersigned by (a) a transfer agent or an assistant transfer agent, or (b) registered by a registrar, the signature of any such president, vice president, secretary, or assistant secretary may be a facsimile. In case any officer who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate, shall cease to be officer of the corporation, for any reason, before the delivery of such certificate by the corporation, such certificate may nevertheless be adopted by the corporation and be issued and delivered as though the person who signed it, or whose facsimile signature or signatures shall have been used thereon, has not ceased to be such officer. Certificates representing shares of the corporation shall be in such form as provided by the statutes of the state of incorporation. There shall be entered on the share books of the corporation at the time of issuance of each share, the number of the certificate issued, the name and address of the person owning the shares represented thereby, the number and kind, class or series of such shares, and the date of issuance thereof. Every certificate exchanged or returned to the corporation shall be marked "Canceled" with the date of cancellation.

Section 6.02 Transfer of Shares. Transfers of shares of the corporation shall be made on the books of the corporation by the holder of record thereof, or by his or her attorney thereunto duly authorized by a power of attorney duly executed in writing and filed with the secretary of the corporation or any of its transfer agents, and on surrender of the certificate or certificates, properly endorsed or accompanied by proper instruments or transfer, representing such shares. Except as provided by law, the corporation and transfer agents and registrars, if any, shall be entitled to treat the holder of record of any stock as the absolute owner thereof for all purposes, and accordingly, shall not be bound to recognize any legal, equitable, or other claim to or interest in such shares on the part of any other person whether or not it or they shall have express or other notice thereof.

Section 6.03 Regulations. Subject to the provisions of this Article VI and of the Articles of Incorporation, the Board of Directors may make such rules and regulations as they may deem expedient concerning the issuance, transfer, redemption, and registration of certificates for shares of the corporation.

Section 6.04 Maintenance of Stock Ledger at Principal Place of Business. A share book (or books where more than one kind, class, or series or stock is outstanding) shall be kept at the principal place of business of the corporation, or at such other place as the Board of Directors shall determine, containing the names, alphabetically arranged, of original shareholders of the corporation, their addresses, their interest, the amount paid on their shares, and all transfers thereof and the number and class of shares held by each. Such share books shall at all reasonable hours be subject to inspection by persons entitled by law to inspect the same.

Section 6.05 Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents and one or more registrars with respect to the certificates representing shares of the corporation, and may require all such certificates to bear the signature of either or both. The Board of Directors may from time to time define the respective duties of such transfer agents and registrars. No certificate for shares shall be valid until countersigned by a transfer agent, if at the date appearing thereon the corporation had a transfer agent for such shares, and until registered by a registrar, if at such date the corporation had a registrar for such shares.

Section 6.06
Closing of Transfer Books and Fixing of Record Date.

(a) The Board of Directors shall have power to close the share books of the corporation for a period of not to exceed fifty (50) days preceding the date of any meeting of shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or capital shares shall go into effect, or a date in connection with obtaining the consent of shareholder for any purpose.

(b) In lieu of closing the share transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding fifty (50) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital shares shall go into effect, or a date in connection with obtaining any such consent, as a record date for the determination of the shareholders entitled to a notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent.

(c) If the share transfer books shall be closed or a record date set for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for, or such record date shall be, at least ten (10) days immediately preceding such meeting.

Section 6.07 Lost or Destroyed Certificates. The corporation may issue anew certificate for shares of the corporation in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate or his or her legal representatives, to give the corporation a bond in such form and amount as the Board of Directors may direct, and with such surety or sureties as may be satisfactory to the board, to indemnify the corporation and its transfer agents and registrars, if any, against any claims that may be made against it or any such transfer agent or registrar on account of the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgment of the Board of Directors, it is proper to do so.

Section 6.08 No Limitation on Voting Rights; Limitation on Dissenter's Rights. To the extent permissible under the applicable law of any jurisdiction to which the corporation may become subject by reason of the conduct of business, the ownership of assets, the residence of shareholders, the location of offices or facilities, or any other item, the corporation elects not to be

governed by the provisions of any statute that (i) limits, restricts, modifies, suspends, terminates, or otherwise affects the rights of any shareholder to cast one vote for each share of common stock registered in the name of such shareholder on the books of the corporation, without regard to whether such shares were acquired directly from the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of common stock of the corporation issued and outstanding or (ii) grants to any shareholder the right to have his or her stock redeemed or purchased by the corporation or any other shareholder on the acquisition by any person or group of persons of shares of the corporation. In particular, to the extent permitted under the laws of the state of incorporation, the corporation elects not to be governed by any such provision, including the provisions of the Utah Control Shares Acquisition Act, Section 61-6-1 et seq., of the Utah Code Annotated, as amended, or any statute of similar effect or tenor.

ARTICLE VII
EXECUTIVE COMMITTEE AND OTHER COMMITTEES

Section 7.01 How Constituted. The Board of Directors may designate an executive committee and such other committees as the Board of Directors may deem appropriate, each of which committees shall consist of two or more directors. Members of the executive committee and of any such other committees shall be designated annually at the annual meeting of the Board of Directors; provided, however, that at any time the Board of Directors may abolish or reconstitute the executive committee or any other committee. Each member of the executive committee and of any other committee shall hold office until his or her successor shall have been designated or until his or her resignation or removal in the manner provided in these Bylaws.

Section 7.02 Powers. During the intervals between meetings of the Board of Directors, the executive committee shall have and may exercise all powers of the Board of Directors in the management of the business and affairs of the corporation except for the power to fill vacancies in the Board of Directors or to amend these Bylaws, and except for such powers as by law may not be delegated by the Board of Directors to an executive committee.

Section 7.03 Proceedings. The executive committee, and such other committees as may be designated hereunder by the Board of Directors, may fix its own presiding and recording officer or officers, and may meet at such place or places, at such time or times and on such notice (or without notice) as it shall determine from time to time. It will keep a record of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following.

Section 7.0 Quorum and Manner of Acting. At all meetings of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, the presence of members constituting a majority of the total authorized membership of the committee shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee. The members of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, shall act only as a committee and the individual members thereof shall have not powers as such.

Section 7.05 Resignations. Any member of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors may resign at any time by delivering a written resignation to either the president, the secretary, or assistant secretary, or to the presiding officer of the committee of which he or she is a member, if any shall have been appointed and shall be in office. Unless otherwise specified herein, such resignation shall take effect on delivery.

Section 7.06 Removal. The Board of Directors may at any time remove any member of the executive committee or of any other committee designated by it hereunder either for or without cause.

Section 7.07 Vacancies. If any vacancies shall occur in the executive committee or any other committee designated by the Board of Directors hereunder, by reason of disqualification, death, resignation, removal, or otherwise, the remaining members shall, until the filling of such vacancy, constitute the then total authorized membership of the committee and, provided that two or more members are remaining, continue to act. Such vacancy may be filled at any meeting of the Board of Directors.

Section 7.07 Compensation. The Board of Directors may allow a fixed sum and expenses of attendance to any member of the executive committee, or of any other committee designated by it hereunder, who is not an active salaried employee of the corporation for attendance at each meeting of said committee.

ARTICLE VIII
INDEMNIFICATION, INSURANCE, AND
OFFICER AND DIRECTOR CONTRACTS

Section 8.01 Indemnification: Third Party Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, join venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of no contender or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

Section 8.02 Indemnification: Corporate Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 8.03 Determination. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections

8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Any other indemnification under

Sections 8.01 and 8.02 hereof, shall be made to the corporation upon a determination that indemnification of the officer, director, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in

Sections 8.01 and 8.02 hereof. Such determination shall be made either (i) by the Board of Directors by a majority of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (ii) by independent legal counsel on a written opinion; or (iii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

Section 8.04 General Indemnification. The indemnification provided by this Section shall not be deemed exclusive of any other indemnification granted under any provision of any statute, in the corporation's Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs and legal representatives of such a person.

Section 8.05 Advances. Expenses incurred in defending a civil or criminal action, suit or proceeding as contemplated in this Section may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officers, employee, or agent to repay such amount or amounts unless if it is ultimately determined that he or she is to be indemnified by the corporation as authorized by this Section.

Section 8.06 Scope of Indemnification. The indemnification authorized by this Section shall apply to all present and future directors, officers, employees, and agents of the corporation and shall continue as to such persons who cease to be directors, officers, employees, or agents of the corporation, and shall inure to the benefit of the heirs, executors, and administrators of all such persons and shall be in addition to all other indemnification permitted by law.

8.07 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against any such liability and under the laws of the state of incorporation, as the same may hereafter be amended or modified.

ARTICLE IX
FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE X
DIVIDENDS

The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by the Articles of Incorporation and these Bylaws.

ARTICLE XI
AMENDMENTS

All Bylaws of the corporation, whether adopted by the Board of Directors or the shareholders, shall be subject to amendment, alteration, or repeal, and new Bylaws may be made, except that;

(a) No Bylaws adopted or amended by the shareholders shall be altered or repealed by the Board of Directors;

(b) No Bylaws shall be adopted by the Board of Directors which shall require more than a majority of the voting shares for a quorum at a meeting of shareholders, or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; provided, however that (I) if any Bylaw regulating an impending election of directors is adopted or amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the Bylaws so adopted or amended or repealed, together with a concise statement of the changes made; and (ii) no amendment, alteration or repeal of this Article XI shall be made except by the shareholder

Exhibit #3

FAHEY & ASSOCIATES
ATTORNEYS AT LAW
952 W. Dickens Avenue
Chicago, Illinois 60614
Telephone: (773) 327-7700 Facsimile: (773) 327-7720

June 16, 2010

ABL Film and Entertainment Corporation
875 N. Michigan Ave.
Suite 3100
Chicago, IL 60611
Attn: Arron Lee, President and CEO

RE: Offering Statement on Form 1-A

Ladies and Gentlemen:

We have acted as special counsel to ABL Film and Entertainment Corporation (the "Company"), in connection with an offering statement on Form 1-A (the "Offering Statement"), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering by the Company of an aggregate of 5,000,000 shares of common stock, no par value per share, of the Company (the "Shares").

In connection with the foregoing. we have examined originals or copies, satisfactory to us, of all such corporate records and of all such agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. As to any facts material to such opinion, we have, without independent investigation, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based on the foregoing and subject to the other limitations set forth herein, we are of the opinion that the Shares to be offered and sold pursuant to the Offering Statement will be validly issued, fully paid and non-assessable upon issuance pursuant to the terms of the Offering Statement.

We are members of the bar of the State of Illinois and are not licensed or admitted to practice law in any other jurisdiction. Accordingly, we express no opinion with respect to the laws of any jurisdiction other than the laws of the State of Illinois including the statutory provisions, all applicable provisions of the Constitution and all reported judicial decisions interpreting those laws, and the federal laws of the United States.

We assume no obligation to advise you of any changes to this opinion which may come to our attention after the date hereof. This opinion may not be relied upon or furnished to any other person except the addressee hereof without the express written consent of this firm.

Very truly yours,

FAHEY & ASSOCIATES



MARY C. FAHEY
Attorney at Law